

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 20, 2009

<u>VIA U.S. MAIL</u>

Mr. Jerry Turin
Chief Financial Officer
Bookham Inc.
2584 Junction Avenue
San Jose, CA 95134

     Re: **Bookham Inc.**
             Form 10-K for the year ended June 28, 2008
             Filed September 5, 2008
             File No. 000-30684

Dear Mr. Turin:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                     Sincerely,

                                     Brian Cascio
                                     Accounting Branch Chief